LIMITED LIABILITY COMPANY OPERATING AGREEMENT

GAIA THERAPEAT C.O.S LLC OPERATING AGREEMENT

This operating agreement ("Agreement") is entered into as of November 22, 2016 by and between Therapeat Holding Company, LLC, a Florida limited liability company ("THC") and Christian Armao, an individual ("CA"), jointly, referred to below as (collectively the "Members" and individually as a "Member").

RECITAL

The Members desire to form a Limited Liability Company, under the Florida Limited Liability Company Act for the purposes set forth herein and accordingly desire to enter into this Operating Agreement to set forth the terms and conditions of the business and affairs of the Company and to determine the rights and obligations of its Members.

NOW, THEREFORE, the parties, intending to be legally bound by this Operating Agreement, and for good and valuable consideration, receipt of which is hereby acknowledged, and the mutual promises contained herein, hereby agree that the Operating Agreement of the Company shall be as follows:

ARTICLE I
DEFINITIONS

1. When used in this Operating Agreement, the following terms shall have the meanings set forth below.

1.1 "Act" means F.S. Chapter 605, the Florida Revised Limited Liability Company Act, as amended from time to time (or the corresponding provision(s) of any succeeding law).

1.2 "Capital Contribution(s)" means the amount of cash and the agreed value of property, services rendered, or a promissory note or other obligation to contribute cash or property or to perform services contributed by a Member for that Member's Interest in the Company, equal to the sum of the Member's initial Capital Contributions plus the Member's additional Capital Contributions, if any, made under Sections 4.1 and 4.2, respectively, less payments or distributions made under Section 5.1, which are deemed a return of capital under the Act.

1.3 "Code" means the Internal Revenue Code of 1986 and the regulations promulgated thereunder, as amended from time to time (or any corresponding provision or provisions of



succeeding law).

1.4 "Interest or Interests," as the context requires, means the ownership Interest, expressed as a number, percentage, or fraction, set forth in Schedule A, of a Member of the Company (or of all of the Members) at any particular time, including the right of a Member to any and all benefits to which the Member is entitled and the duty of the Member for any obligations to which the Member is subject under this Operating Agreement.

1.5 "Member or Members," as the context requires, means each of the undersigned, or a Person admitted as a Member under this Operating Agreement.

1.6 "Person" means any individual, partnership, firm, corporation, limited liability company, joint - stock company, trust, estate, or other entity.

ARTICLE II FORMATION

2.1 *Organization.* The Members hereby organize the Company as a multi-member Florida limited liability company under the provisions of the Act.

2.2 *Effective Date.* The Company shall come into being on, and this Operating Agreement shall take effect from, the date the Articles of Organization of the Company are filed with the Florida Department of State.

2.3 *Operating Agreement*: Invalid Provisions. The Members, by executing this Operating Agreement, hereby agree to the terms and conditions of this Operating Agreement, as they may from time to time be amended. To the extent any provision of this Operating Agreement is prohibited or ineffective under the Act, such prohibition or ineffectiveness shall not affect any other provision hereof and this Operating Agreement shall be deemed to be amended to the least extent necessary to make this Operating Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in a way that validates any provision of this Operating Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such amendment or interpretation.

ARTICLE III
PURPOSE; NATURE OF BUSINESS

3.1 *Purpose*; *Nature of Business.* The purpose of the Company shall be to engage in any lawful business that may be engaged in by a limited liability company organized under the Act, as such business activities may be determined by the Manager(s) from time to time. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its

 

business as described in this Section 3.1.

3.2 *Powers*. The Company shall have all powers of a limited liability company under the Act and the power to do all things necessary or convenient to accomplish its purpose and operate its business as described in Section 3.1.

ARTICLE 4
MEMBERS AND CAPITAL

4.1 *Members and Initial Capital Contribution*. The name and address of the Members shall be set forth on Schedule B attached hereto, and the value of the initial Capital Contribution of each Member shall be set forth on Schedule A attached hereto.

4.2 *Additional Capital Contributions*. The Members shall have no obligation to make any additional Capital Contributions to the Company. The Members may make additional Capital Contributions to the Company as the Members unanimously determine are necessary, appropriate, or desirable, subject to the approval of the Manager.

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS

5.1 *Distributions and Allocations*. All distributions of cash or other assets of the Company shall be made and paid to the Members

ARTICLE 6
TAXATION

6.1 *Income Tax Reporting*. The Members are aware of the income tax consequences of the allocations made by Article V of this Operating Agreement and hereby agree to be bound by the provisions of Article V hereof in reporting the Members' share of Company income and loss for federal and state income tax purposes.

6.2 *Entity Classification*. Notwithstanding anything contained herein to the contrary and only for purposes of federal and, if applicable, state income tax purposes, the Company shall be classified as a partnership for federal and state income tax purposes unless and until the Members cause the Company to file an election under the Code to be classified as an association taxable as a corporation, and this Operating Agreement shall be construed and administered accordingly.

ARTICLE 7
RIGHTS, POWER, AND AUTHORITY OF MANAGER(S)

7.1 *Management by the Manager(s)*. The Members shall elect and appoint the Manager(s), who



shall have the full and exclusive right, power, and authority to manage the affairs of the Company and to bind the Company, to make all decisions with respect to the Company, and to do or cause to be done any and all acts or things deemed by the Manager(s) to be necessary, appropriate, or desirable to carry out or further the business of the Company. All decisions and actions of the Manager(s) shall be made by majority vote of the Manager(s) if there are three or more Managers as provided in Section 14.3. If there are fewer than three Managers, decisions and actions shall require a unanimous vote of the Managers. The Manager(s) shall serve in such office(s) at the pleasure of the Members and until his, her, or their successors are duly elected and appointed by the Members. Until further action of the Members as provided herein, ALBERT CALAMARI is elected and appointed as Manager of the Company.

7.2 *Termination of Manager; Replacement of Manager.* Manager shall serve until a successor is appointed through a majority vote of the Members. Manager may be discharged, for any reason, on a majority vote of the Members at an annual meeting of the Members, or at any time, by unanimous written consent of the Members.

7.3 *Agents.* Without limiting the rights of the Members, the Manager, or the Company under F.S. 605.0109, the Manager may appoint the Person(s) who are to act as agent(s) of the Company to carry out and further the decisions and actions of the Manager made under Section 7.1, to manage and administer the day to day operations and business of the Company, and to execute any and all reports, forms, instruments, documents, papers, writings, agreements, and contracts, including but not limited to, deeds, bills of sale, transfers, leases, promissory notes, mortgages, security agreements and any other type or form of document by which property or property rights of the Company are created, incurred, or evidenced and that are necessary, appropriate, or beneficial to carry out or further such decisions or actions. By written resolution of the Manager, the Manager may appoint a President, Vice President, Treasurer, Secretary, or any other officers who shall report to and be responsible to the Manager. Such officers shall have the duties and responsibilities as may be set forth in the written resolution. ALBERT CALAMARI is designated as the "Tax Matters Partner" under the Code.

7.4 *Compensation.* The Manager(s) shall receive ten percent (10%) of the annual profits of the Company and shall be entitled to reimbursement for reasonable expenses paid by the Manager(s) arising out of the business of the Company. Such compensation and reimbursement may be paid as incurred or in arrears with interest at the predominant prime rate as reported in the *Wall Street Journal* from time to time.

7.5 *Major Decisions.* The Manager shall not take any action with regard to any of the matters enumerated below without the prior written consent of the majority in Interest of all of the Members:

a) Any merger or consolidation of the Company;

b) a material change in the nature of the Company's business;

c) any requirement obligating Members to make additional Capital Contributions;

d) the dissolution or liquidation of the Company;

e) the creation by the Company of any debt or contract obligations that, taken with all other existing debts or contract obligations (other than anticipated obligations to pay for routine services and supplies), require the Company to pay more than $500,000 in any fiscal year;

f) the relocation of the Company's principal place of business, the opening of any new company office, the entrance into a new business by the Company, or the cessation of the Company's business;

g) the compromise of any amount owed to the Company (including the writing off of any account receivable) of more than $10,000;

h) the increase, modification, consolidation, or extension any loan of more than $100,000, whether secured or unsecured, affecting the Company;

i) the confession of a judgment against the Company or submission of any claim of the Company to arbitration;

j) the distribution of any cash or property of the Company to any Member, other than as provided in this Agreement;

k) the assignment of the rights of the Company in any of its properties;

l) the assignment for the benefit of creditors or the filing a voluntary petition in bankruptcy or any petition seeking any reorganization, composition, liquidation, dissolution or similar relief under the present or future applicable federal or state laws relative to bankruptcy, insolvency or other relief for debtors (collectively, the "Bankruptcy Laws"), or the consent to or acquiesce in the entry of an order, judgment or decree approving a petition filed against the Company seeking any reorganization, composition, liquidation, dissolution or other relief under the Bankruptcy Laws, or seek or consent to or acquiesce in the appointment of any trustee, receiver, conservator or liquidator of the Company or any of its property;

m) To sell or otherwise dispose of any of the assets of the Company; or

n) To enter into any contract or contractual arrangement with any Member or an affiliate of any Member.




SECTION 8
BUY OR SELL PROVISION

8.1   *Method of Accounting.* In the event that the Managers of the Company are deadlocked in the management of the Company's affairs, or if a Member is otherwise dissatisfied with the management of the Company, a Member (offering Member) may give notice in writing to the other Member or Members (offeree Member(s)) that the offering Member has estimated the value of the Company's business, goodwill, liabilities, and assets and has placed on the Company a value, which shall not be less than the value of a withdrawing Member's Interest as provided in Section 13.2, which amount shall be stated in the offer, and the offeree Member or Members to whom said offer is directed shall have thirty (30) days within which to notify the offering Member that the offeree Members, or any of them, will accept the offer and sell their respective Interests at the pro-rated value of the accepting offeree Member's Interest to the offering Member. Alternatively, the offeree Members or any of them, within said 30-day period, may notify the offering Member in writing that the offeree Members have elected to purchase the offering Member's Interest at its pro-rated value based on the total Company value as established by the offering Member, in which event the offering Member shall be deemed to have sold his or her Interest to the offeree Members electing to make such purchase. The acquired Interest of the offering Member shall be divided equally between the number of offeree Members electing to purchase the offering Member's Interest.

8.2   *"Pro-rated value"* shall be equal to the total Company value calculated above multiplied by the Interest, expressed as a percentage, of the Member who is to sell his or her Interest to another Member.

8.3   Payment for the Interest acquired under this Article 8 shall be by cash, cashier's check, or promissory note executed at closing and the transfer of the Interest acquired. Closing and transfer of the Interest acquired shall be within ten (10) days after the last act or event necessary to bind the purchase and sale obligation of the Members. The selling Member shall enjoy all ownership rights until the time of closing and payment for his or her Interest sold.

8.4   If the offeree Members, or one or more of them, do not respond to the offering Member by accepting the offer, or by electing to purchase the offering Member's Interest at the value stated in the offer within 30 days of receipt of the initial offer, then, in that event, the offeree Members will be deemed to have agreed to sell their Interests to the offering Member at the value stated in the offer.

8.5   This Article 8 may be enforced by an action for a specific performance in which event the prevailing party shall be entitled to recover all costs and expenses of the action including reasonable attorneys' fees at trial and on appeal.



ARTICLE 9
DISSOLUTION AND WINDING UP

9.1 *Events of Dissolution.* The Company shall be dissolved on the first to occur of (a) the unanimous written consent of the Members or (b) the entry of a decree of judicial dissolution under the Act.

ARTICLE 10
BOOKS AND RECORDS

10.1 *Books and Records.* The Manager(s) shall keep or cause to be kept at the principal place of business of the Company true and correct books of account, in which shall be entered fully and accurately each and every transaction of the Company, and such books shall be made available to all Members at any time during normal business hours. The Company's taxable and fiscal years shall be the same as the taxable and fiscal years of the Members and as required by the Code. The Manager shall determine whether the cash or accrual method of accounting is to be used in keeping the Company records.

ARTICLE 11
LIMITATION OF LIABILITY; INDEMNIFICATION

11.1 Except as otherwise provided herein or by the Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Members, including any Member who is a Manager, shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member. Failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Operating Agreement or the Act shall not be grounds for imposing personal liability on a Member for any debts, liabilities, or obligations of the Company. Except as otherwise expressly required by law, the Members, in the Members' capacity as Members of the Company, shall have no liability in excess of (a) the amount of the Members' net Capital Contributions, (b) the Members' share of any assets and undistributed profits of the Company, and (c) the amount of any distributions required to be returned under *F.S. 605.0711*.

11.2 Indemnification. The Company (including any receiver or trustee of the Company) shall, to the fullest extent provided or allowed by law, indemnify, save harmless, and pay all judgments and claims against the Members, the Manager(s), and each of the Company's, Members', or Manager(s)' agents, affiliates, heirs, legal representatives, successors, and transfers (each, an Indemnified Party) from, against, and in respect of any and all liability, loss, damage, and expense incurred or sustained by the Indemnified Party in connection with the business of the Company or by reason of any act performed or omitted to be performed in connection with the activities of the Company or in dealing with third parties on behalf of the Company, including costs and attorneys' fees before and at trial and at all appellate levels, whether or not suit is instituted (which attorneys' fees may be paid as incurred) and any amounts expended in the settlement of any claims of liability, loss or damage, if the act or omission of the Indemnified Party does not constitute fraud or willful misconduct by that Indemnified Party. The Company shall not pay for any insurance covering liability of the Members, the Manager(s), or the Company's, Members', or Manager(s)' agents, affiliates, heirs, legal representatives, successors, and transfers for actions or omissions for which indemnification is not permitted hereunder. However, nothing contained herein shall preclude the Company from purchasing and paying for these types of insurance, including extended coverage liability and casualty and workers' compensation, as would be customary for any person owning, managing, and/or operating comparable property and engaged in a similar business or from naming the Members, Manager(s), and any of the Company's, Members', or Manager(s)' agents, affiliates, heirs, legal representatives, successors, or transfers or any Indemnified Party as additional insured parties thereunder. Each Manager shall be entitled to be indemnified by the Company for actions or inactions relating to the conduct thereof, except to the extent caused by willful misconduct or fraud.

11.3 Non-Exclusive Right. The provisions of this Article 11 shall be in addition to and not in limitation of any other rights of indemnification and reimbursement or limitations of liability to which an Indemnified Party may be entitled under the Act, common law, or otherwise. Notwithstanding any repeal of this Article 11 or other amendment hereof, its provisions shall be binding on the Company (subject only to the exceptions set forth above) as to any claim, loss, expense, liability, action, or damage due to or arising out of matters that occur during or relate to the period before any repeal or amendment of this Article 11.

ARTICLE 12
AMENDMENT

12.1 *Amendment.* This Operating Agreement and the Articles of Organization may not be amended, altered, or modified except by the unanimous written consent or agreement of the Manager(s) and the Members.

ARTICLE 13
WITHDRAWAL

13.1 *Withdrawal of a Member.* No Member may withdraw from the Company except by written request of the Member given to each of the other Members and with the unanimous written consent of the other Members (the effective date of withdrawal being the date on which the unanimous written consent of all of the other Members is given), or on the effective date of any of the following events:

a. the Member makes a transfer for the benefit of creditors;

b. the Member files a voluntary petition of bankruptcy;

c. the Member is adjudged bankrupt or insolvent or there is entered against the Member an order for relief in any bankruptcy or insolvency proceeding;

d. the Member files a petition seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation;

e. the Member seeks, consents to, or acquiesces in the appointment of a trustee for, receiver for, or liquidation of the Member or of all or any substantial part of the Member's properties;

f. the Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding described in Subsections 13.1(i) through (v);

g. any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, continues for 120 days after the commencement thereof, or the appointment of a trustee, receiver, or liquidator for the Member or all or any substantial part of the Member's properties without the Member's agreement or acquiescence, which appointment is not vacated or stayed for 120 days or, if the appointment is stayed, for 120 days after the expiration of the stay during which period the appointment is not vacated;

h. if the Member is an individual, the Member's death or adjudication by a court of competent jurisdiction as incompetent to manage the Member's person or property;

i. if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

j. if the Member is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

k. if the Member is a corporation, the dissolution of the corporation or the revocation of its articles of incorporation or charter;

l. if the Member is an estate, the distribution by the fiduciary of the estate's Interest in the Company;

m. if the Member is an employee of the Company and he or she resigns, retires, or for any reason ceases to be employed by the Company in any capacity; or,

n. if the Manager and other Members (not including the Manager and the withdrawing Member) owning more than 51 % of the Interests vote or request in writing that a Member withdraw and such request is given to the Member (the effective date of withdrawal being the date on which the vote or written request of the other Members is given to the Member).

13.2 *Valuation of Interest.* The value of the withdrawing Member's Interest in all events shall be equal to the greater of the following: (i) the amount of the Member's Capital Contribution;

(ii) the amount of the Member's share of the Members' equity in the Company as reported in the Company's Federal income tax return for the calendar year ending immediately before the effective date of the Member's withdrawal; or (iii) the purchase price paid by the withdrawing Member for an Interest acquired from another Person, other than the Company; plus, in all cases, the amount of any unpaid and outstanding loans or advances made by the Member to the Company (plus any due and unpaid interest thereon, if interest on the loan or advance has been agreed to between the Company and the Member), calculated as of the end of the calendar quarter immediately preceding the effective date of the Member's withdrawal.

13.3   *Payment of Value.* The value shall be payable as follows:

(a) If the value is equal to or less than $5,000 at closing, and if the value is greater than $5,000, at the option of the Company, $5,000 at closing with the balance of the purchase price paid by delivering a promissory note of the Company dated as of the closing date and bearing interest at the prime rate published in the Wall Street Journal as of the effective date of withdrawal, with the principal amount being payable in five equal annual installments beginning one year from closing, and with the interest on the accrued and unpaid balance being payable at the time of payment of each principal installment.

13.4   *Closing.* Payment of the value of the Interest and unpaid loans or advances, if any, less any unpaid loans and advances owed by the withdrawing Member to the Company, shall take place at the offices of the Company or its accountant or attorney, as selected by the Manager(s), at a mutually agreeable time and date on or before 60 days from the effective date of withdrawal. Payment of the cash portion of the value of the Interest and unpaid loans or advances, if any, shall be by check drawn on clear funds. On payment of the value of the Interest and unpaid loans or advances, if any, as calculated pursuant to Sections 13.3 and 31.4: (i) the Member's right to receive any and all further payments or distributions on account of the Member's ownership of the Interest in the Company shall cease; (ii) the Member's loans or advances to the Company shall be paid and satisfied in full; and (iii) the Member shall no longer be a Member or creditor of the Company on account of the Capital Contribution or the loans or advances.

13.5   *Limitation on Payment of Value.* If payment of the value of the Interest:

(a) would be prohibited by *F.S. 605.0406* as a distribution which, if made, would render the Company insolvent;

(b) would subject the Member to the provisions of *F.S. 605.0711* as a distribution which, if made, is in violation of the Articles of Organization, this Operating Agreement, or the Act; or

(c) would be prohibited by *F.S. 605.0711* as a distribution which, giving effect to the distribution, would be made at a time that the total liabilities of the Company (other than liabilities to Members on account of their Interests) exceed the value of the Company's total assets;

then the value of the withdrawing Member's Interest in all events shall be $1.00 and such value shall be paid by any one or more of the Managers for the benefit of the Company (without a transfer of the Interest to the Manager(s)) at the closing as provided in Section 13.4 of this Operating Agreement.

ARTICLE 14
MISCELLANEOUS

14.1   *Transfer of Interest and New Members.* No Member may transfer his, her, or its Interest in the Company (in whole or in part) except by the unanimous vote or written consent of the other Members and the Manager(s). No additional Person may be admitted as a Member except by the unanimous vote or written consent of the Members and Manager.

14.2   *Determinations by Members.* Except as required by the express provisions of this Operating Agreement or the Act:

(a) Any transaction, action, or decision that requires or permits the Members to consent to, approve, elect, appoint, adopt, or authorize, or to make a determination or decision with respect thereto under this Operating Agreement, the Act, the Code, or otherwise, shall be made by the Members owning more than 50% of the Interests. However, if ownership of Interests is evenly divided between two Members, unanimous consent is required for a determination or decision.

(b) The Members shall act at a meeting of Members or by consent in writing of the Members. Members may vote or give their consent in person or by proxy.

(c) Meetings of the Members may be held at any time, on call of any Manager or a Member or Members owning, in the aggregate, at least 10% of the Interests.

(d) Unless waived in writing by the Members owning more than 50% of the Interests (before or after a meeting), at least two business days' prior notice of any meeting shall be given to each Member. The notice shall state the purpose for which the meeting has been called. No business may be conducted or action taken at a meeting that is not provided for in the notice. Meetings of the Members shall be conducted in accordance with Roberts Rules of Order. The Manager or, in his or her absence, such other person as appointed by the Manager, shall preside at all meetings of Members.

(e) Members may participate in a meeting of Members by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

(f) The Managers shall cause to be kept a book of minutes of all meetings of the Members in which there shall be recorded the time and place of such meeting, by whom such meeting was called, the notice thereof given, the names of those present, and the proceedings thereof. Copies



of any consents in writing shall also be filed in such minute book.

14.3 *Determinations by Managers.* Except as required by the express provisions of this Operating Agreement or the Act, and if there shall be more than one Manager:

(a) Any transaction, action, or decision that requires or permits the Managers to consent to, approve, elect, appoint, adopt, or authorize or to make a determination or decision with respect thereto under this Operating Agreement, the Act, the Code or otherwise, shall be made by a majority of the Managers.

(b) The Managers shall act at a meeting of the Managers or by consent in writing of the Managers. Managers may vote or give their consent in person only and not by proxy.

(c) Meetings of the Managers may be held at any time, on call of any agent of the Company appointed under Section 7.2 of this Operating Agreement, or on call of any Manager.

(d) Notice of any meeting shall be given to a majority of the Managers at any time before the meeting, in writing or by verbal communication. Such notice need not state the purpose for which such meeting has been called.

(e) The Managers may participate in a meeting of the Managers by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

(f) The Managers may cause to be kept a book of minutes of all meetings of the Managers in which there shall be recorded the time and place of such meeting, by whom such meeting was called, the notice thereof given, the names of those present, and the proceedings thereof. Copies of any consents in writing shall also be filed in the minute book.

14.4 *Binding Effect.* This Operating Agreement shall be binding on and inure to the benefit of the undersigned and their legal representatives, heirs, successors, and transfers of the respective parties hereto except to the extent explicitly provided to the contrary herein.

14.5 *Applicable Laws.* This Operating Agreement and the rights and duties of the Members hereunder shall be governed, interpreted, and construed in accordance with the laws of the State of Florida without regard to principles of choice of law.

14.6 *Headings.* The article and section headings in this Operating Agreement are inserted as a matter of convenience and are for reference only and shall not be construed to define, limit, extend, or describe the scope of this Operating Agreement or the intent of any provision.

14.7 *Number and Gender.* Whenever required by the context hereof, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

14.8 *Entire Agreement and Binding Effect.* This Operating Agreement constitutes the sole operating agreement among the Members and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, between the Members relating to the affairs of the Company and the conduct of the Company's business. No amendment or modification of this Operating Agreement shall be effective unless approved in writing as provided in Section 12.1.

14.9   Approval Rights of Members. Notwithstanding anything in this Operating Agreement to the contrary, the following actions by the Company shall require the unanimous written consent of the Members:

(a) Adoption of a plan of merger or consolidation involving the Company;

(b) Purchase, lease, or acquisition of any property by the Company, other than in the usual and regular course of business of the Company; and

(c) Sale, lease, exchange, or other disposition of all or substantially all of the property of the Company, other than in the usual and regular course of business of the Company.

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

MEMBERS:

THERAPEAT HOLDING COMPANY, LLC   CHRISTIAN ARMAO

_____   _____
By: Albert Calamari   Signature
Its: Manager

Schedule A
<u>LISTING OF CAPITAL CONTRIBUTIONS</u>

Pursuant to Article 2, the Members' initial contribution to the Company capital is as stated below. The description and each individual portion of this initial contribution is as follows:

NAME	CAPITAL CONTRIBUTION	% MEMBER INTERESTS	% VOTING	% PROFITS LOSSES
Therapeat Holding Company, LLC	$300,000 (cash)	90	90	90
Christian Armao	-$110,790 (loan)	10	10	10

SIGNED AND AGREED this <u>22nd </u>day of November, 2016.

THERAPEAT HOLDING COMPANY, LLC   CHRISTIAN ARMAO

By: Albert Calamari
Its: Manager

Signature

Schedule B
LISTING OF MEMBERS

As of November 22, 2016 and pursuant to Article 2, the following is a list of Members' names and addresses:

Therapeat Holding Company, LLC
1555 N. Treasure Drive, North Bay Village, Miami, Florida 33141

Christian Armao
Quartier Juverdes, Lieu Dit Le Fournat, 13920 Saint Mitre, Les Remparts, France

Authorized by Member(s) to provide Member Listing as of November 22, 2016.

THERAPEAT HOLDING COMPANY, LLC   CHRISTIAN ARMAO

_____   _____
By: Albert Calamari   Signature
Its: Manager